

ALDEN
GLOBAL CAPITAL

December 20, 2016

Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102
Attn: Board of Directors

Dear Members of the Board,

Alden Global Capital LLC, together with its affiliates ("Alden" or "we"), is the largest shareholder of Pier 1 Imports, Inc. ("Pier 1" or the "Company"). As you know, we have voiced, both publicly and privately, our strong belief that the Company is significantly undervalued and that there are several opportunities available to maximize value for the benefit of all Pier 1 shareholders.

We are encouraged by the improved top line performance during the third quarter. As a reminder, despite the recent improvement in share price, Pier 1 is still trading near historic lows. 2017 will prove critical for Pier 1, and we continue to believe that shareholder representation is required on the Board of Directors (the "Board"). This will allow for a fresh perspective in the boardroom and ensure that the best interests of all shareholders are properly represented. The recent performance, while gratifying, does not address the need for improved governance and a disciplined focus on operational improvements.

As we previously stated, Pier 1 has a strong brand, extensive store footprint, and many loyal customers, which many sell-side and buy-side research analysts did not believe to be the case going into the back half of 2016. In fact, one analyst thought the business was dead. However, our checks showed the passion customers had for the brand. With the right product, the right allocation of marketing dollars and the right loyalty program, Pier 1 has an opportunity to stay relevant and evolve in this omnichannel world.

Of immediate concern is selecting a highly qualified and accomplished CEO to lead the Company's continued turnaround. The next chosen leader of Pier 1 will be vital to developing a long-term strategy for the Company and ensuring the Company continues down the path of improved performance in 2017. We reiterate our strong desire to be involved in the ongoing CEO search process and executive compensation programs. Implementing proper executive compensation that truly aligns pay with performance is crucial to the Company's future performance.

Unfortunately, to date the Board has shown little desire or interest in working constructively with your largest shareholder. We therefore encourage you to reevaluate your dismissive approach to Alden's involvement and engage with us so that we can assist in ensuring that the right leader for Pier 1 is ultimately selected. We remain ready, willing and able to meet with you and look forward to receiving a response from you in an expeditious manner during this critical time.

Sincerely,

Heath Freeman
Alden Global Capital